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                                     [LETTERHEAD]




ERICA D. MCGRADY                                     Writer's Direct Dial Number
                                                                  (216) 363-4556




August 15, 1997



VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Attn.:  Jennifer Hardy, Esq.

    RE: EPI TECHNOLOGIES, INC. (FORMERLY KNOWN AS ENVIRONMENTAL PURIFICATION INDUSTRIES, INC.) - REGISTRATION STATEMENT ON FORM S-1 (REGISTRATION NO. 333-7777)

Ladies and Gentlemen:

    On behalf of EPI Technologies, Inc. (formerly known as Environmental Purification Industries, Inc.) (the "Company") and pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, we hereby respectfully request that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-7777), originally filed on July 8, 1996, together with all exhibits and amendments thereto (the "Registration Statement"). The Company is requesting such withdrawal because it is planning to commence a private placement of certain securities. The Company may also commence a public offering of different securities in the future.

    The Company further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

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Securities and Exchange Commission
August 15, 1997
Page 2

    Please address any questions to Erica D. McGrady, Esq. at Benesch, Friedlander, Coplan & Aronoff LLP, 2300 BP America Building, 200 Public Square, Cleveland, OH 44114, Telephone (216) 363-4556, Facsimile (216) 363-4588.

Very truly yours,

BENESCH, FRIEDLANDER,
  COPLAN & ARONOFF LLP


/s/ Erica D. McGrady
------------------------------
Erica D. McGrady

EDM/ecc
cc: Real P. Remillard (EPI Technologies, Inc.)
    Lawrence M. Bell, Esq. (Benesch, Friedlander, Coplan & Aronoff LLP)